Exhibit 99.1

Dominion Diamond Announces Fiscal 2018 Guidance: Strong Sales and Adjusted EBITDA Driven by High Value Ekati Production and Solid Performance at Diavik

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 16, 2017--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) today released its guidance for sales, Adjusted EBITDA(1), unit operating costs, and capital and exploration expenditures for fiscal 2018 (ending January 31, 2018). All amounts are in US dollars unless otherwise noted. An exchange rate of 1.33 CDN$/US$ was used for costs denominated in Canadian dollars.

Highlights

  Sales are expected to be between $875 and $975 million, an increase of 62% compared to fiscal 2017 sales, assuming the mid-point of fiscal 2018 guidance is achieved.
  Adjusted EBITDA is forecast to be between $475 and $560 million, reflecting a high margin ore mix, combined with ongoing cost containment and efficiency initiatives.
  The cash cost of production(2) is expected to be between $70 and $80 per tonne processed and between $35 and $40 per carat produced.
  Growth capital expenditures are expected to total between $115 and $140 million, demonstrating a commitment to investment in growth. Sustaining capital expenditures, including capitalized production stripping, are expected to total between $160 and $190 million.
  The production guidance released earlier this year is reaffirmed for the Ekati Diamond Mine and Diavik Diamond Mine. Combined production at the Ekati mine (100% basis, fiscal 2018) and the Diavik mine (40% share, calendar 2017) is expected to be between 9.1 and 10.0 million carats.
  Opportunities exist to enhance the medium and longer-term production profile at Ekati, including the potential development of the Misery Deep and Fox Deep projects, for which pre-feasibility studies are currently underway.

“We continue to execute on our long-term strategic plan and to deliver results. Our strong sales and Adjusted EBITDA forecasts for fiscal 2018 are driven by high value production from Koala and Misery Main, as Ekati moves to the first full year of the new phase of the mine plan,” said Jim Gowans, Chairman of the Board of Directors. “The cash flow generated by Ekati and Diavik during this period is expected to be ample to fund our pipeline of attractive growth projects and a renewed focus on exploration.”

(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA.
(2)	Cash cost of production is a non-IFRS measure, and includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost per tonne processed and cash cost per carat produced are calculated by dividing cash cost of production by total tonnes processed and total carats produced, respectively.

The Company continues to deliver on its production plan and to advance several projects at Ekati, in addition to the A-21 project at Diavik. The Jay project is in the final stage of permitting, with the water license expected this summer. In addition to the Jay project and greenfield exploration, a number of near-term and longer term development opportunities are being advanced in fiscal 2018 at the highly prospective Ekati property.

  Lynx project: Commercial production of high value carats is expected in fiscal 2018.
  Sable project: First production of high value carats is anticipated in fiscal 2020.
  Misery Deep project: A pre-feasibility study is being completed on the development of an underground operation below the final profile of the planned open pit. The study is focused on the processing of additional high value ore from the Misery pipe, and a positive outcome could lead to the recovery of carats beyond fiscal 2020, enhancing the production profile at Ekati. Completion of the pre-feasibility study is expected in the second quarter of fiscal 2018.
  Fox Deep project: As disclosed in the news release of February 22, 2017, based on encouraging bulk sample results from the previously-mined Fox open pit, a pre-feasibility study is underway to examine the economics of an underground mine below the large open pit. As of July 31, 2016, the Fox kimberlite pipe had an indicated resource of 35.2 million tonnes containing 11.6 million carats. A resource update is expected in the current fiscal quarter. The pre-feasibility study is scheduled to be completed in late fiscal 2018.

The guidance provided in this press release is qualified by the “Forward-Looking Information” section of this press release.

Fiscal 2018 Financial Guidance
Fiscal 2018 Financial Guidance		Ekati (100%)			Diavik (40%)			Combined
Sales(1)	$ millions	575	-	645	300	-	330	875	-	975
Adjusted EBITDA(2)	$ millions	315	-	370	180	-	210	475	-	560
Depreciation and Amortization in Cost of Sales	$ millions	225	-	265	85	-	100	310	-	365
Average price per carat sold	$/carat	60	-	80	90	-	110	70	-	90
Note: Totals may not add up due to rounding
(1)	Sales guidance for fiscal 2018 includes production from the Misery Southwest pipe, which is currently an inferred resource (this is the Operating Case). The mine plan for fiscal 2018 foresees between 1.3 and 1.4 million carats recovered from Misery Southwest, with an estimated market value of between $48 and $52 million. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.
(2)	Combined Adjusted EBITDA includes corporate G&A. EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA.

Sales are expected to be between $875 and $975 million, an increase of 62% compared to fiscal 2017 sales, assuming the mid-point of fiscal 2018 guidance is achieved. Sales are expected to benefit from the focus on high value ore from the Misery Main and Koala underground pipes at the Ekati mine in the latter part of fiscal 2017 and the first quarter of fiscal 2018. This, combined with the ramp up of ore from the Pigeon and Lynx pipes at Ekati during the remainder of the year and strong production from the Diavik mine, is expected to drive sales approaching $1 billion.

The diamond market continues to recover from the impact of demonetization in India. The guidance for fiscal 2018 foresees the sale of a higher volume of lower value diamonds that were previously held back from sale due to the weaker market conditions following the demonetization. This is expected to affect the average price per carat sold as well as the number of carats sold.

Adjusted EBITDA is expected to be between $475 and $560 million, reflecting a high margin ore mix, combined with ongoing cost containment and efficiency initiatives, including reduced energy consumption and continued implementation of the long haulage strategy at the Ekati mine, with the addition of two high-capacity road trains.

The average price per carat sold is expected to range from $70 to $90 per carat. The upper end of the range reflects the potential for a larger proportion of sales of higher value diamonds, while the lower end of the range reflects the potential for a higher proportion of sales of lower quality stones.

Sales, Adjusted EBITDA and the average price per carat sold in any given quarter are impacted by seasonal trends in the diamond industry, the number of sales in a quarter, ore mix, the sale of special stones via a limited number of special tenders during the year, and other factors. The Ekati mine contains a greater number of kimberlite sources, each with different average price per carat and grade profile compared to those at the Diavik mine. In the first fiscal quarter, we expect the combined average price per carat sold to be near the low end of the guidance range for the full fiscal year, partly due to a significant amount of lower value goods in inventory from recent Misery Main production, and weakness in the lower value segment of the diamond market due to demonetization in India. This is expected to reverse later in the year with the processing of ore containing diamonds with a higher average price per carat.

Fiscal 2018 Unit Production Cost and Capital Expenditure Guidance
Fiscal 2018 Unit Cost(1) Guidance		Ekati			Diavik			Combined
Cash Cost per Tonne Processed	$/tonne	60	-	70	120	-	130	70	-	80
Total Cost per Tonne Processed	$/tonne	120	-	135	220	-	235	140	-	155
Cash Cost per Carat Produced	$/carat	35	-	40	35	-	40	35	-	40
Total Cost per Carat Produced	$/carat	65	-	75	60	-	70	65	-	75
(1)	Cash cost per tonne processed and cash cost per carat produced are non-IFRS measures, and are calculated by dividing cash cost of production by total tonnes processed and total carats produced, respectively. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Total cost is comprised of cash cost plus depreciation and amortization.

Per carat metrics in any particular quarter may vary from the annual guidance due to changes in the ore blend.

Fiscal 2018 Capital Expenditure Guidance		Ekati (100%)			Diavik (40%)			Combined
Growth Capital	$ millions	90	-	110	25	-	30	115	-	140
Sustaining Capital(1)	$ millions	140	-	170	13	-	15	160	-	190
(1)	Combined sustaining capital includes corporate capital expenditures.

Fiscal 2018 Capital Expenditure Guidance – Ekati (100%)
Growth Capital	$ millions	90	-	110
Percentage of Growth Capital
Lynx			10%
Sable			50%
Jay			25%
Other			15%
Total			100%
Sustaining Capital	$ millions	140	-	170
Fiscal 2018 Capital Expenditure Guidance – Diavik (40%)
Growth Capital
A-21	$ millions	25	-	30
Sustaining Capital	$ millions	13	-	15

The planned growth capital expenditures in fiscal 2018 include $90 to $110 million at the Ekati mine and $25 to $30 million at the Diavik mine. Of the planned growth capital expenditures at Ekati in fiscal 2018, approximately $45 to $55 million is expected to be spent at the Sable project, and approximately $25 million is expected to be spent at the Jay project. The planned sustaining capital expenditures include approximately $115 million of capitalized production stripping at the Ekati mine.

Fiscal 2018 Exploration Guidance

Fiscal 2018 Exploration Guidance
Exploration Expenditures	$ millions	9
Ekati (100%)		55%
Diavik (40%)		10%
Other		35%
Total		100%
(1)	100% of expenditures on exploration in fiscal 2018 are expected to be expensed

The Company is renewing its focus on exploration on its extensive land package in the Lac de Gras region, which is still a relatively new and highly prospective diamond mining district. A robust exploration program is planned for fiscal 2018. The program includes prioritization of the 150 known kimberlite pipes on the Ekati property, and planning for a potential bulk sampling program in fiscal 2019. Re-evaluation of historical data is underway on undeveloped kimberlites, and diamond drilling is planned on up to six targets in the Core Zone and Buffer Zone. At Diavik, drilling of three known kimberlites is planned in 2017.

Most of the previous diamond exploration in the Lac de Gras region was done during the diamond rush of the 1990s. Since that time, significant improvements have been made to the methodology and interpretative techniques that are used. Since the acquisition of the Ekati mine, Dominion has had a strong track record of reserve addition, including the conversion of 78.6 million carats to mineral reserve at the Jay project and 10.1 million carats to mineral reserve at the Sable project. The renewed focus on exploration is expected to drive longer-term growth and shareholder value.

Production Guidance Reaffirmed

Production guidance for the Ekati and Diavik mines was released earlier this year and is unchanged. During fiscal 2018, the Ekati mine is expected to produce 6.3 to 7.0 million carats on a 100% basis, from the processing of 3.7 to 4.0 million tonnes. During calendar 2017, the Diavik mine is forecast to produce 7.1 to 7.6 million carats on a 100% basis, from the processing of 2.0 to 2.2 million tonnes.

Production Guidance		Ekati (100%) Fiscal 2018			Diavik (100%) Calendar 2017			Combined(1)
Tonnes mined (total)	millions	27	-	30	2.1	-	2.3(2)
Tonnes processed	millions	3.7	-	4.0	2.0	-	2.2
Carats recovered (Base Case)	millions	5.0	-	5.6
Carats recovered (Operating Case)	millions	6.3	-	7.0(3)	7.1	-	7.6	9.1	-	10.0(3)
(1)	Combined production includes 100% of Ekati production in fiscal 2018 and 40% of Diavik production in calendar 2017.
(2)	Excludes 1.2 million tonnes of waste mining at the A-21 project at Diavik mine.
(3)

Reflects the Operating Case at Ekati mine; this includes Misery Southwest pipe which is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.

Qualified Person

The mine plan for the Ekati Diamond Mine for fiscal 2018 was prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators, and the mine plan for the Diavik Diamond Mine for calendar 2017 was prepared and verified by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. The other scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Chantal Lavoie, P. Eng., Chief Operating Officer of Dominion, and President of Dominion Diamond Ekati Corporation (DDEC), and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning the Company’s mineral reserves and mineral resources at the Ekati Diamond Mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016. For further details and information concerning the Company’s mineral reserves and resources at the Diavik Diamond Mine, please refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of March 18, 2015. These technical reports can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Forward-Looking Information

The guidance information included herein, including information about expected sales, Adjusted EBITDA, costs, capital expenditures and diamond pricing, estimated production from, and development activities at, the Ekati Diamond Mine and the Diavik Diamond Mine, and expectations concerning the diamond industry, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine and the Diavik Diamond Mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca